Filed Pursuant to Rule 433 Registration Statement No. 333-233663

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

The graph above and the table below assume that the notes are not called on any Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Automatic Call	The notes will be called automatically if the closing level of the Market Measure on any Observation Date is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts (per Unit)	[$10.90 to $11.00] if called on the first Observation Date, and [$11.80 to $12.00] if called on the final Observation Date, each to be determined on the pricing date.
Payout Profile at Maturity

•          If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•          If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•          1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	135.00% of the Starting Value
Step Up Payment	$3.50 per unit, a 35.00% return over the principal amount
Threshold Value	100.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465920103386/a20-29911_26fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•                    If the notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

•                    If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

•                    Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes.  If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•                    The initial estimated value of the notes on the pricing date will be less than their public offering price.

•                    If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•                    You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•                    Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

		Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
		-100.00%	$0.00	-100.00%
		-50.00%	$5.00	-50.00%
		-25.00%	$7.50	-25.00%
		-20.00%	$8.00	-20.00%
		-15.00%	$8.50	-15.00%
		-10.00%	$9.00	-10.00%
		-5.00%	$9.50	-5.00%
		0.00%(1)	$13.50(2)	35.00%
		5.00%	$13.50	35.00%
		10.00%	$13.50	35.00%
		20.00%	$13.50	35.00%
		30.00%	$13.50	35.00%
		35.00%(3)	$13.50	35.00%
		50.00%	$15.00	50.00%
		100.00%	$20.00	100.00%

(1)    This hypothetical percentage change corresponds to the Threshold Value.

(2)    This amount represents the sum of the principal amount and the Step Up Payment of $3.50.

(3)    This hypothetical percentage change corresponds to the Step Up Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.